Exhibit 3.1
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AMENDMENT TO SECTION 4.1:

Section 4.1 of the Bylaws is amended, by replacing its entirety with the following:

     "Section 4.1 The property and business of the Company shall be managed by its Board of Directors, consisting of seven (7) directors. They shall be elected at the annual meetings or special meetings of the stockholders, and each Director shall be elected to serve until his successor shall be elected and shall qualify."

AMENDMENT OF SECTION 26.1:

Section 26.1 of the Bylaws is amended, by adding the following at the end of such section:

     "Notwithstanding the foregoing, any alteration, amendment or repeal of
     Section 4.1 of these bylaws by the Board of Directors shall be effective only upon unanimous approval of the Board of Directors."

AMENDMENT OF SECTION 4.4:

Section 4.4 of the Bylaws is amended by replacing the first sentence of such section with the following:

     "If the office of any Director shall become vacant by reason of death, resignation, disqualification, removal or otherwise, such vacancy may be filled only by the stockholders at any regular or special meeting of the stockholders (or by written consent in lieu thereof by stockholders having the minimum number of votes that would be necessary to authorize such action at a meeting), and not by the Directors, and the successor or successors shall hold office for the unexpired term."